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31 December 2009

BY EDGAR SUBMISSION Mellissa Duru Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:
Invitel Holdings A/S
Schedule TO-T/A by Hungarian Telecom (Netherlands) Cooperatief U.A., Hungarian Telecom LP, Mid Europa Fund III, LP, Mid Europa III GP LP, Mid Europa III Management Limited, Mid Europa Partners LLP, Craig Butcher, Nikolaus Bethlen, and Thierry Baudon
Amendment No. 1 to Schedule 13E-3
Filed December 22, 2009
File No. 005-84772

Schedule 13D/A filed by Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.
Filed November 27, 2009
File No. 005-84772

Dear Ms. Duru:

On behalf of our clients, Hungarian Telecom (Netherlands) Cooperatief U.A., Hungarian Telecom LP, Mid Europa Fund III, LP, Mid Europa III GP LP, Mid Europa III Management Limited, Mid Europa Partners LLP, Craig Butcher, Nikolaus Bethlen and Thierry Baudon (collectively, the “Filing Parties”), we hereby acknowledge receipt of the comment letter, dated December 29, 2009 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”), concerning the above referenced Schedule TO-T/A and Amendment No. 1 to Schedule 13E-3 (the “Schedule TO”) and the above referenced Schedule 13D/A (the “Schedule 13D/A”).

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Mellissa Duru	31 December 2009

On behalf of the Filing Parties, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Filing Parties’ responses.  The Filing Parties are filing today, by way of EDGAR, an Amendment No. 2 to the Schedule TO-T (the “Revised Schedule TO”) together with this response letter.  Capitalized terms used in this letter not otherwise defined herein have the meanings ascribed to them in the Schedule TO and/or the Offer to Purchase.

______________________

RESPONSES TO STAFF COMMENTS

Schedule TO-T/A
Schedule 13E-3/A

General

1.
We note the response to prior comment 5 of our letter dated December 15, 2009.  The response letter states that the Straumur transaction was “…distinct from, and executed irrespective of, any future tender offer…” The response letter also states that the filing parties viewed the acquisition as an opportunity to increase their stake in Invitel and not as a first step in a going private transaction.  Notwithstanding this response, disclosure in the revised offer to purchase notes that “[d]uring the period of negotiations with Straumur, the Sponsor also began to consider the possibility of making an offer to acquire all outstanding Invitel shares and Invitel ADS not already owned by the Offeror…”  The revised disclosure suggests that consideration of a going private transaction occurred prior to the closing of the Straumur share acquisition transaction and in conjunction with the Straumur acquisition transaction.  Please reconcile the disclosure in the amended Schedule TO-T/A with the response to comment 5.  Specifically, please supplementally explain to us in greater detail any discussions the filing parties had during the period of the Straumur negotiations that related to a possible going private transaction.  Please advise us of any discussions involving the filing parties regarding whether the Straumur acquisition was reasonably likely to result in a going private transaction.  We may have further comment.

Response:  On behalf of the Filing Parties, we respectfully advise the Staff that the Straumur Purchase was separate and distinct from, and executed irrespective of, any future tender offer.  Straumur approached the Sponsor with respect to the possible sale of its Invitel stake and the Sponsor saw this as an opportunity to further increase its controlling stake in Invitel, and in particular to increase its holding above two-thirds

Mellissa Duru	31 December 2009

(66.67%) of the nominal value of the voting shares, which is the relevant threshold under Danish corporate law for shareholder approval of certain corporate actions, including the approval of an increase in Invitel’s share capital, the issuance of new ordinary shares, the waiver of preemptive rights in respect of specific share capital increases and the amendment of Invitel’s articles of association.

The possibility of a tender offer was first discussed among the Filing Parties on November 16, 2009, during a meeting of the investment advisory committee in which approval was sought and obtained for the purchase of the Straumur stake (as disclosed in the background section of the Offer to Purchase).  The discussions regarding a possible tender offer were very preliminary in nature and were not included in the formal agenda for the investment advisory committee meeting which was convened for purposes of considering the Straumur Purchase.  The investment advisory committee recommended that the Sponsor investigate the merits of a possible tender offer and authorized the Sponsor to take preliminary steps in this regard.  No formal decision was taken to pursue such a tender offer.

As the Straumur Purchase was finalized, the Sponsor’s deal team further discussed internally (though not with the investment advisory committee) the possibility of a tender offer to the minority shareholders, and decided that it would raise this possibility with the independent directors of Invitel.  It was in this context that Mr. Butcher approached the independent directors about the possibility of a tender offer on November 27, 2009, as disclosed in the Offer to Purchase.

As the Filing Parties had not determined to make the tender offer at the time of the Straumur Purchase, the Filing Parties did not consider the Straumur Purchase as reasonably likely to result in a going-private transaction.  With respect to the going-private effects referenced in Rule 13e-3(a)(3)(ii), we would also respectfully note that shareholder information provided to the Filing Parties by Invitel would indicate that Invitel has fewer than 300 holders of record worldwide, as calculated in accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, as amended (see also Question 152.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding the Registration and Reporting Provisions of Sections 12, 13 and 15 of the Exchange Act).  We would also respectfully note that prior to the Filing Parties having acquired any shareholding in Invitel, the Board of Directors of Invitel had determined to terminate the registration of Invitel's equity securities with the Commission and to de-list the Invitel ADSs from the NYSE Amex and to list the Invitel Shares on NYSE Alternext in Paris with an estimated target move date of January 1, 2010.

Mellissa Duru	31 December 2009

We further respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment.  See “Items 1 through 9, 11 and 13—#1.”

Please also see the responses to Staff comments 3 and 4 below.

2.
Please revise the background discussions to describe in greater detail the negotiations between the Straumur parties and Mid Europa parties between October 28, 2009 through November 27, 2009.  Specifically, please describe any discussions between the Straumur parties and Mid Europa parties regarding the Mid Europa parties’ initiation of a subsequent tender offer after the closing of the Straumur acquisition and how such discussions factored into the terms negotiated for the anti-embarrassment agreement.  For example, please describe in greater detail any negotiations regarding the duration of the anti-embarrassment agreement and whether alternate time frames for the duration of the agreement were discussed.

Response:  On behalf of the Filing Parties, we respectfully advise the Staff that the Filing Parties did not discuss with the Straumur parties the initiation of a subsequent tender offer after the closing of the Straumur acquisition.  The idea of having an anti-embarrassment agreement was raised by Straumur, which sought to protect itself in the event a subsequent tender offer was made at a price in excess of that paid to Straumur for its shares.  The Filing Parties did not negotiate the duration of the anti-embarrassment agreement.  Alternate time frames were not discussed.

We further respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment.  See “Items 1 through 9, 11 and 13—#1.”

3.
We refer you to response 9 of your letter dated December 22, 2009.  Please advise us of when the filing parties first devised a tangible strategy to “seek capital appreciation over the medium term” and when the control persons of the Sponsor first discussed how a 100% ownership stake specifically in Invitel facilitated the Mid Europa Group’s overall strategic flexibility and ability to execute its strategy.

Response:  On behalf of the Filing Parties, we respectfully advise the Staff that the Filing Parties’ strategy to “seek capital appreciation over the medium term” with respect to their investment in Invitel predated their acquisition of the TDC Shares.  Such strategy is one that the Mid Europa Group employs with respect to investments across its investment portfolio, and not only with respect to Invitel.  The Filing Parties have always recognized that 100% ownership of Invitel would facilitate strategic flexibility, much as it would for any investment.

Mellissa Duru	31 December 2009

Schedule 13D/A filed November 27, 2009

Item 4. Purpose of Transaction

4.
We note revised disclosure in the offer to purchase that indicates that during the course of negotiations with Straumur, the Sponsor began to consider the possibility of making a tender offer for all outstanding shares of Invitel not already owned by the Sponsor.  In light of this disclosure, please advise us of the consideration given to amending the Item 4 disclosure included in the Schedule 13D/A to specifically reference any change in plans or proposals that the Sponsor had at the time of the filing of the Schedule 13D/A that related to the possible acquisition of all outstanding shares not already owned by the Sponsor.

Response:  On behalf of the Filing Parties, we respectfully advise the Staff that at the time the Filing Parties amended the Schedule 13D/A to reflect the Straumur Purchase, the Filing Parties noted that the Schedule 13D/A already contained general language under Item 4 that disclosed the possibility of the Filing Parties acquiring additional shares in Invitel, including through a tender offer.  The Filing Parties also noted the fact that they had not definitively decided to proceed with a tender offer but had merely raised with the independent directors of Invitel the question as to whether it would make sense to make an offer to the minority shareholders at the same price as that paid to Straumur.

Mellissa Duru	31 December 2009

In this regard, we note that “[u]nless a course of action is decided upon or intended, it need not be disclosed as a plan pursuant to an Item 4 disclosure.1  We also note the following principles relating to Schedule 13D disclosure articulated by Judge Haight in SEC v. Amster & Co.:2

“It has been said generally of the securities laws that ‘their disclosure provisions are intended to protect investors and enable them to receive the facts necessary for informed investment decisions.’  In Chromalloy, a case upon which the SEC at bar places particular reliance, the Eight Circuit went on to say: ‘However, the objective of full and fair disclosure can be endangered as much by overstating the definiteness of plans as by understating them.’  This has always been the rule in the Second Circuit.  In Electronic Specialty Co. v. International Controls Corp., the court of appeals said of disclosures mandated by SEC Rule 14d-1(c) and Schedule 13D: ‘It would be as serious an infringement of these regulations to overstate the definiteness of the plans as to understate them.’  The danger inherent in overstating the definiteness of plans is that the overstatement ‘may cause the offeree or the public investor to rely on them unjustifiably.’”

We respectfully advise the Staff that the Filing Parties had not definitively determined to proceed with the tender offer at the time of the Straumur Purchase.

The Filing Parties acknowledge that:

•	the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1	Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995).

2
762 F.Supp. 604, 610 (S.D.N.Y., 1991) (citations omitted), referring to Chromalloy American Corp. v. Sun Chemical Corp., 611 F.2d 240, 248 (8th Cir. 1979) and Electronic Specialty Co. v. International Controls Corp., 409 F.2d 937, 948 (2d Cir. 1969).

Mellissa Duru	31 December 2009

The Filing Parties understand that the Division of Enforcement has access to all information that the Filing Parties provide to the Staff in the Staff’s review of the filings or in response to the Staff’s comments on such filings.

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding this letter to the undersigned at 011 44 207 655 5576 or to my colleague David Plattner at 011 44 207 655 5086.

Very truly yours, /s/ George Karafotias George Karafotias

cc:	Jacques Du Preez
Mid Europa Partners LLP

David M. Plattner
Shearman & Sterling LLP